UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-25280

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Windmill Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

253 Route 202
(No. and Street)

Somers	NY	10589
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Maceranka	914-277-2700	jmaceranka@thewindmillgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Windmill Group, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER A BOEMIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6409362
Qualified in Westchester County
My Commission Expires 09-28-2024

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Windmill Group, Inc.

(SEC I.D. No. 8-25280)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2023

(Including Report of Independent Registered Public Accounting Firm)

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholders
The Windmill Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of The Windmill Group, Inc. as of December 31, 2023, and the related statements of income, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2023 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Windmill Group, Inc.'s management. My responsibility is to express an opinion on The Windmill Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to The Windmill Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of The Windmill Group, Inc.'s financial statements.

The supplemental information is the responsibility of The Windmill Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as The Windmill Group, Inc.'s auditor since 2021.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 22, 2024

THE WINDMILL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Current Assets		
Cash	$	43,001
Commissions receivable		17,080
Prepaid taxes		68
Prepaid insurance		0
Current Assets		60,149
Equipment, net of accumulated depreciation of $8,332		0
Total Assets	$	60,149

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Accounts payable	$	2,774
Commissions payable		4,349
Accrued expense		12,500
Total Current Liabilities		19,623
Total Liabilities		19,623
Commitments and contingencies (Note 7)		
Stockholders Equity		
Capital stock, 200 share authorized, 100 shares issued and outstanding		2,700
Additional paid in capital		185,100
Retained earnings - (deficit)		(147,274)
Total Stockholders Equity		40,526
Total Liabilities & Stockholders Equity	$	60,149

See accompanying notes.

THE WINDMILL GROUP, INC.

STATEMENT OF INCOME

Year Ended December 31, 2023

Revenues	
Commissions - insurance	$ 221,249
Investment advisory fees	209,326
12b-1 fees	38,524
Other income	16,739
Total revenue	485,838
Expenses	
Automobile	21,742
Bank charges	350
Commissions and fees	105,275
Compliance fees	13,647
Advisor fee	83,095
Dues, subscriptions and licenses	23,031
Insurance	39,250
Technology and communication	3,570
Office expense	13,114
Postage	864
Professional fees	9,350
Occupancy	14,740
Officer salary	1,500
Meals and entertainment	2,600
Telephone	5,078
Payroll Tax Expense	182
Other Taxes	300
Utilities	1,681
Total expenses	339,369
Net Income	$ 146,469

See accompanying notes.

THE WINDMILL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Year Ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2022	$ 2,700	$ 155,100	$ (145,175)	$ 12,625
Net Income			146,469	146,469
Capital contribution		30,000		30,000
Distributions			(148,568)	(148,568)
Balance at December 31, 2023	$ 2,700	$ 185,100	$ (147,274)	$ 40,526

See accompanying notes.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	146,469
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
(Increase) Decrease in Operating Assets:		
Commissions receivable		(867)
Prepaid expenses		1,033
Increase (Decrease) in Operating Liabilities:		
Accounts payable		(4,881)
Commissions payable		897
Accrued expense		12,500
Net cash provided by operating activities		155,151
Cash Flows From Financing Activities		
Capital contributions		30,000
Distributions		(148,568)
Net cash used in financing activities		(118,568)
Net increase in cash		36,583
Cash at Beginning of Year		6,418
Cash at End of Year	$	43,001
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	300
Cash paid for interest	$	-

See accompanying notes.

The Windmill Group, Inc.
Notes To Financial Statements
December 31, 2023

1 Organization and Nature of Business

The Windmill Group Inc. was formed in May 1970, in the state of New York for the purpose of registering as a FINRA broker-dealer and a registered investment advisor. The company is headquartered in Somers, New York. The company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corp ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company's provides investment advisory services to customers, who are predominately small and middle-market business and individuals. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2023. Cash is held at a financial institutions and is insured by the Federal Deposit Insurance Corporation.

(d) Equipment

Equipment is stated at cost, and is depreciated on a straight-line basis over its estimated useful life. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of equipment are included in income.

(e) Accounts receivable

Commissions receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all amounts recorded on the books are deemed collectible.

(f) Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Revenue recognition guidance requires an entity to recognize the amount of revenue to which it is entitled for the transfer of promised goods or services to customers. There were no unsatisfied performance obligations at December 31, 2023.

Investment advisory fees are calculated and charged quarterly in advance based on the market value of accounts on the last day of the previous quarter. Clients receive a pro rata refund of any unearned fees should they terminate their relationship with the Company prior to the end of the quarter.

Commissions from insurance products are recorded when the premium due has been fully funded and the transaction has closed.

(g) Income Taxes

The Company elected to be taxed for Federal and State income tax purposes as an S-Corporation. Under this structure, the shareholders' are liable for any Federal or State income tax due. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the shareholder's are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the shareholder's could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2023. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2019.

(g) Income Taxes - continued

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2023.

(h) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2023, the Company had net capital of $39,371, which was $34,371 in excess of its required minimum net capital of $5,000. The Company had an AI/NC ratio of 0.4984 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.

4 Leases

The Company conducts its operations from facilities that are leased on a month to month basis. Rent expense for the year ended December 31, 2023 was $14,740.

5 Concentrations and Economic Dependency

The Company's revenues consist of commissions and fees as discussed in Note 2 above.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2023. As of December 31, 2023 there were no cash balances held in any accounts that were not fully insured.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2023 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2023 or during the year then ended.

8 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2023 the Company had implemented such policies and procedures.

9 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 22, 2024 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2023

THE WINDMILL GROUP, INC.
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2023

Schedule I

NET CAPITAL

Assets	$ 60,149
Less Liabilities	(19,623)
Total Ownership Equity	40,526
Allowable credit	0
Less Non Allowables	(1,155)
TNC Before Haircuts & Undue Concentration	39,371
Less Haircuts	0
Less Undue Concentration	0
NET CAPITAL	39,371
Minimum Required Net Capital	5,000
Excess Net Capital	$ 34,371
AI/NC Ratio	.4984 to 1
Non A.I. Liabilities	0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2023)

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 39,371
Net Capital, per above	39,371
Difference	$ -

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2023.

The Windmill Group, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2023

SCHEDULE II

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Windmill Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Windmill Group, Inc., Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2023 and therefore has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
The Windmill Group, Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) The Windmill Group, Inc. (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to transaction based compensation from the sale of investment company shares and insurance contracts and advisory fees and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2023. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 22, 2024

The Windmill Group, Inc.

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2023

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

The Windmill Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to transaction based compensation from the sale of investment company shares and insurance contracts and advisory services.

The Windmill Group, Inc.

I, John A. Maceranka, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By:

John A. Maceranka

Title: President/CCO